Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

January 10, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hughes Communications, Inc.
Form S-1
Filed December 5, 2005
File No. 333-130136

Dear Mr. Spirgel:

On behalf of our client, Hughes Communications, Inc. (the “Company”), enclosed please find four copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are four copies of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on December 5, 2005. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated January 4, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers and footnotes in the comments and responses refer to pages and footnotes, respectively, of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1.

Form S-1

General

1.

Please clarify whether you are registering under the Securities Act the distribution of your common stock by SkyTerra Communications in a spin-off transaction. In this regard, it is unclear whether you are registering these

Mr. Larry Spirgel

January 10, 2006

shares under the Securities Act and paying a filing fee according to the guidance in Staff Legal Bulletin No. 4, including footnote (4). For example, the statements in the “Explanatory Note” and on the information statement cover page do not explicitly state whether the information statement relating to the spin-off transaction also constitutes a prospectus. Please advise or revise.

The distribution of the Company’s common stock by SkyTerra to its public stockholders is being registered under the Securities Act and a filing fee is being paid in respect thereof. The cover of the Registration Statement and the “Explanatory Note” have been revised to clarify this.

The filing fee being paid in connection with the distribution in the spin-off transaction is based on the book value of the securities being distributed to SkyTerra’s public stockholders (which exclude the Apollo Stockholders, since the shares of common stock being distributed to the Apollo Stockholders are not being registered in the Registration Statement, consistent with comment 44). The pro forma book value (i.e., the pro forma net assets (or stockholders’ equity) of the Company) as of September 30, 2005 of $91.291 million (see page 46) has been used as a basis for the filing fee calculation. The Apollo Stockholders are entitled to receive 68% of the shares of the Company’s common stock being distributed in the spin-off transaction and SkyTerra’s public stockholders will receive 32% of the shares. Accordingly, the book value of the securities in respect of which a filing fee is payable is $29.213 million, or 32% of $91.291 million.

In connection with the calculation of the filing fee for the rights offering, a bona fide assumption was made that the Company’s stockholders will exercise their rights on a pro rata basis (resulting in the payment of a filing fee based on the maximum aggregate offering price for the shares issuable to the public stockholders in the rights offering). Accordingly, as the Apollo Stockholders will own 68% of the Company’s common stock, the assumed amount raised from the Company’s public stockholders will be $32 million (i.e., 32% of $100 million). Consistent with comment 44, the rights and the securities underlying the rights issuable to the Apollo Stockholders will not be registered under the Registration Statement. Accordingly, the filing fee for the rights offering is payable in respect of the $32 million raised from other stockholders.

2.	We note a number of blank spaces throughout your information statement and rights offering prospectus regarding the terms of the subscription rights, among other things. Please include this disclosure in your revised Form S-1 as soon as practicable. We may have significant additional comments once you have provided this disclosure.

The Company notes your comment and will complete the blank spaces in the Registration Statement as soon as is practicable.

3.	Please file your exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Mr. Larry Spirgel

January 10, 2006

The Company notes your comment and has filed Exhibits 4.3, 10.1, 10.2, 10.15, 10.16 and 10.17 with Amendment No. 1. The Company will file all remaining exhibits as soon as is practicable.

4.	Please mark the box on the facing page of the registration statement to indicate that the company is relying on Rule 415 to offer securities underlying the subscription rights.

The Company has marked the box on the facing page of Amendment No. 1 to indicate that the Company is relying on Rule 415 to offer securities underlying the subscription rights.

5.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Northern Sky Research, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Included with the courtesy copies of this letter are marked and cross-referenced copies of materials that support all third party statements cited in the registration statement. The Company confirms that all these materials are available to the public at large, in some cases for a fee, and none were specifically prepared for this filing. The Company notes that certain of the marked and cross-referenced materials from Communications Systems Limited, or COMSYS, is not printed in COMSYS’s published reports but is part of COMSYS’s database and is available to subscribers upon request.

Distribution Information Statement

Summary, page 1

General

6.	The introductory paragraph contains information that is important to understanding the entities and transactions involved in the spin-off and the structure and ownership of the company after the transactions. Please remove this information from the dense, italicized paragraph and include charts or tables that illustrate the entities, their assets and their ownership structure in the steps leading up to and occurring immediately after the spin-off transaction. For example, show Hughes Communications as it currently exists as well as its organizational and ownership structure after the HNS acquisition, the spin-off, and the rights offering. This is just an example. Please revise so that your disclosure of the entities involved in the transactions is easier to understand.

Mr. Larry Spirgel

January 10, 2006

The introductory paragraph and the “Summary—Our Business” section have been revised to clearly illustrate the entities, their assets and their ownership structure in the steps leading up to and occurring immediately after the spin-off transaction.

7.	Your document is difficult to understand due to your reliance on defined terms, acronyms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus.

In addition, please avoid using industry abbreviations such as VSAT, SME, and SOHO, and replace these abbreviations with easily understood terms.

The Registration Statement has been revised in an effort to remove much of the industry jargon. For example, terms such as “SME,” “SOHO,” “FSS,” “NOC,” “VPN,” “CLECs,” “VoIP” and “VAR,” among others, have been eliminated or spelled out. In the Company’s view a number of technical terms, such as DSL, Wi-Fi and ISP, have passed into everyday modern parlance and, accordingly, such terms have not been eliminated. Also, in the case of the term “VSAT,” given the frequency of its use in the Registration Statement and the difficulty in ascribing a readily understood word to the apparatus referred to by that term which would not be confused with other technologies, the Company has respectfully elected to leave that term in the Registration Statement. However, in several conspicuous places in the document, the meaning of this term has been clearly and concisely explained. See, for example, pages 3 and 96.

8.	Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your transaction. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths, strategy, services, and products, which is more appropriate for your business section. Also consider reducing the description of the company to a few paragraphs summarizing your business operations. These are just examples. We may have further comments once you have revised and reduced your summary.

The summary has been revised to decrease its length and to attempt to ensure that it provides a clear, concise, balanced and accurate description of the most material aspects of the Company and the transactions.

9.	As part of your revisions, ensure your summary disclosure provides a balanced picture of your operations and financial condition, including a brief discussion of the following:

•	the fact that you operate in a highly regulated industry;

Mr. Larry Spirgel

January 10, 2006

•	the history of net operating losses of Hughes Networks and SkyTerra Communications;

•	the fact that Hughes Networks is “significantly leveraged” (page 25), with total indebtedness of approximately $383.2 million as of September 30, 2005;

•	Hughes Networks’ settlement with the U.S. Department of State regarding alleged violations of the International Traffic in Arms regulations and possible liability of up to $5 million in damages as a result of non-performance of contracts in China and Korea; and

•	the recent impairment charge related to the change in the SPACEWAY business plan.

The summary has been revised to include a brief discussion of the following:

•	the fact that the HNS operates in a highly regulated industry;

•	the history of net operating losses of HNS and SkyTerra;

•	the fact that HNS is significantly leveraged; and

•	the risks associated with failure to comply with export controls, including the International Traffic in Arms Regulations, or with the terms of applicable consent agreements resulting from prior violations thereof.

The summary has not been revised to include a discussion of:

•	the alleged contract noncompliance exposure of approximately $5 million. The Company respectfully submits that the inclusion of such a discussion in the summary is not warranted since it believes $5 million to be the maximum theoretical contract exposure and does not believe it is probable that HNS will have actual liability near that amount. In addition, as noted above, the Company believes that the more significant risk associated with export controls is the one noted above; and

•	the recent impairment charge related to the change in the SPACEWAY business plan. The Company respectfully submits that the impairment charge is a one-time item resulting from DIRECTV’s decision to retain certain assets of HNS’ business prior to the April 2005 acquisition. As a result, the Company does not believe that this is a significant future risk.

Our Business, page 1

10.

Please clarify here that, while SkyTerra will no longer own shares of your capital stock, the controlling shareholders of SkyTerra (the Apollo Shareholders) will also control Hughes Communications. Also make corresponding changes under the question and answer: “What will the

Mr. Larry Spirgel

January 10, 2006

relationship between Hughes Communications and SkyTerra be after the distribution?” (page 14), the risk factor: “The Apollo Stockholders will beneficially own a majority of our voting stock” (page 30), and elsewhere in the document.

The “Summary—Our Business,” “Questions and Answers About the Distribution—What will the relationship between Hughes Communications and SkyTerra be after the distribution?” and “Risk Factors—The Apollo Stockholders will beneficially own a majority of our voting stock” sections have been revised to clarify that, while SkyTerra will no longer own shares of the Company’s capital stock, the controlling shareholders of SkyTerra (the Apollo Stockholders) will also control the Company.

11.	Revise to include factual support for the statement that HNS is a “leading developer, manufacturer, installer and provider of advanced satellite based networks and services....”

The Registration Statement has been revised to include factual support for this statement. The factual support for the statement can be found in a publicly available report on the VSAT industry prepared annually by Communications Systems Limited (commonly known as COMSYS).

12.	When listing representative customers, please disclose how material they are to you by stating the percentage of revenues attributable to each customer or the customers as a whole.

Information regarding percentage of revenues attributable to the named customers has been included in Amendment No. 1. In some instances, customer names have been removed from the document to avoid repetition.

The Commitment Letter, page 5

13.	Please use a more descriptive subheading to describe the $100 million loan from the Apollo stockholders for the acquisition of HNS and the agreement to conduct a rights offering to repay the loan.

The references to the Commitment Letter have been replaced with references to and descriptions of the definitive documentation relating to the loan from the Apollo Stockholders and its repayment. The loan was made, and the related documentation executed, after the date on which the Registration Statement was first filed.

The Rights Offering, page 5

14.	Please disclose the percentage ownership of the Apollo stockholders in the company after the spin-off, as well as the minimum and maximum ownership of the Apollo stockholders following the rights offering.

Mr. Larry Spirgel

January 10, 2006

The “Summary—The Rights Offering” section has been revised to disclose the percentage ownership of the Apollo Stockholders in the Company after the distribution, as well as the minimum and maximum ownership of the Apollo Stockholders following the rights offering.

Risk Factors, page 15

General

15.	Several of the risk factors overwhelm the reader with too much detail, such as: “The network communications industry is highly competitive...” (page 15) and “HNS faces new risks associated with its SPACEWAY satellite” (page 17). Please place discrete risks in their own risk factors and provide only as much detail as necessary to put the risks in context.

A number of the risk factors, including those identified in the Staff’s comment, have been revised so that they are shorter and less detailed or so that discrete risks are clearly identifiable.

Special Note Regarding Forward-Looking Statements, page 31

16.	Because this document relates to your initial public offering, you may not refer to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please remove the references to those sections.

The references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 have been removed from the “Special Note Regarding Forward-Looking Statements” section.

Pro Forma Condensed Consolidated Financial Statements of Hughes Communications, page 38

17.	Please tell us your basis for determining that the spin-off of Hughes Network Systems is a pro rata distribution to owners. We note that preferred shareholders and warrant holders will also receive shares in the distribution.

Shares of the Company’s common stock are being distributed as a dividend to SkyTerra’s common and preferred stockholders on a pro rata basis in accordance with Delaware law and SkyTerra’s certificate of incorporation. The shares of the Company’s common stock being distributed to the Series 1-A and 2-A warrant holders are required to be issued to the warrant holders pursuant to an anti-dilution provision in the respective warrant agreements.

18.	We note that you refer to a valuation report prepared by an independent third-party. While you are not required to make reference to this independent third-

Mr. Larry Spirgel

January 10, 2006

party valuation, when you do, you should disclose the name of the expert and include the consent of the expert if the reference is made in a 1933 Act filing. Your disclosure should explain the method and significant assumptions used in the valuation. Revise to comply and tell us in your response letter the name of the expert. Please comply with this comment in all areas of the document where you refer to an appraisal.

The reference to the independent third party appraiser, Duff & Phelps, has been removed.

19.	We note from your disclosure that the purchase price allocation of HNS is preliminary. Accordingly, please revise to identify significant liabilities, tangible and intangible assets likely to be recognized and disclose uncertainties regarding the effects of amortization periods assigned to the assets acquired.

The footnote describing pro forma adjustment 8 to the unaudited pro forma condensed consolidated balance sheet has been revised such that the significant liabilities and tangible and intangible assets likely to be recognized have been disclosed. The Company believes that there are no uncertainties with respect to the effects of amortization periods assigned to the assets acquired.

20.	Pro forma adjustments 9a and 9b reflect management’s decisions subsequent to the acquisition of HNS. Please delete these adjustments or tell us why you believe they meet the criteria in Article 11 of Regulation S-X.

The Company notes that cost reductions relating to the employee benefit and insurance programs were directly attributable to the acquisition of 50% of HNS. In accordance with the terms of the December 2004 contribution and membership interest purchase agreement, HNS’ participation in these corporate programs of DIRECTV was discontinued. Further, HNS’ new programs were established prior to the completion of the April 2005 acquisition. Accordingly, the Company considers that the incremental cost associated with the DIRECTV programs is appropriately eliminated in accordance with Article 11 of Regulation S-X.

21.	Pro forma adjustment 10, which eliminates severance expense associated with the 2004 staff reduction, does not appear to be directly attributable to the distribution, the acquisition of HNS, or the rights offering. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X.

The Company notes that the 2004 staff reduction was directly attributable to the realignment of the Spaceway program. As described further in the response to comment 22, the realignment of the Spaceway program was directly attributable to the acquisition of 50% of HNS in April 2005. As DIRECTV retained two of the three Spaceway satellites, HNS needed to reduce its head count in departments that had been supporting

Mr. Larry Spirgel

January 10, 2006

the Spaceway program. Pursuant to the December 2004 contribution and membership interest purchase agreement, DTV Networks agreed to pay up to a maximum of $12.0 million of severance costs prior to closing, provided that the cap would not apply to terminations which were made without the consent of SkyTerra. The terminated employees were notified and the underlying payments represented by this charge were expended between signing of the December 2004 agreement and the April 2005 acquisition. Accordingly, the Company considers that severance expense is appropriately eliminated in accordance with Article 11 of Regulation S-X.

22.	Pro forma adjustment 11, which eliminates the impairment charge associated with the discontinuation of the Spaceway program, does not appear to be directly attributable to the distribution, the acquisition of HNS, or the rights offering. Please delete this adjustment or explain why it is appropriate.

The Company notes that the impairment charge associated with the discontinuance of the Spaceway program was directly attributable to the acquisition of 50% of HNS in April 2005. Prior to DIRECTV’s determination to no longer pursue the business plan of Spaceway program as it was originally contemplated, the program was included in the operations of HNS. As such, HNS’ historical financial statements include the assets, liabilities and expenses related to the Spaceway program. DIRECTV carved out and retained certain assets of the HNS business, primarily the two Spaceway satellites that were near completion. The retention of the two satellites, along with the conversion of the satellites to be used in DIRECTV’s direct-to-home entertainment business, triggered the realignment of the Spaceway program and the associated impairment provision (as well as the restructuring described in the response to comment 21). Accordingly, as the two satellites were not included as assets transferred by DTV Networks to HNS (and thus not part of the business going forward), the impairment charge related to the Spaceway program is, in the Company’s view, appropriately eliminated in accordance with Article 11 of Regulation S-X.

23.	Pro forma adjustment 12, which eliminates the asset impairment charge associated with HNS, does not appear to be directly attributable to the distribution, the acquisition of HNS, or the rights offering. Please delete this adjustment or explain why it is appropriate.

The Company notes that the asset impairment charge was directly attributable to the acquisition of 50% of HNS in April 2005 pursuant to a December 2004 contribution and membership interest purchase agreement. The execution of that agreement triggered the requirement under SFAS 144 that HNS perform an impairment analysis of its long-lived assets. The fair value of HNS’ net assets was determined based on the purchase price set forth in the December 2004 agreement (i.e., the expected payment from HNS to DTV Networks in consideration for the asset contribution, plus the equity value implied by SkyTerra’s purchase of 50% of the membership interests). As implied by the preliminary valuation work performed by Duff & Phelps, the independent third-party appraiser, had the acquisition not occurred, no impairment charge would have been recorded. Accordingly, the Company considers that the impairment charge is appropriately eliminated in accordance with Article 11 of Regulation S-X.

Mr. Larry Spirgel

January 10, 2006

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2005, page 43

24.	To the extent applicable, revise the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 to comply with the above-mentioned comments for the year ended December 31, 2004.

Please refer to the responses to comments 20 to 23.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2005, page 46

25.	We refer to pro forma adjustment 8. It is not clear from the table presented how the purchase price of the remaining 50% not already owned by you has been allocated to the assets and liabilities of HNS. Revise to clearly disclose how the pro forma fair value adjustments relate to the purchase price.

The table in the footnote describing pro forma adjustment 8 has been revised to clarify the allocation of the purchase price to the assets and liabilities of HNS.

26.	We refer to pro forma adjustment 8. Describe for us in sufficient detail, the facts and circumstances that resulted in a purchase price for HNS that is less than the fair value of the acquired assets and liabilities.

The Company notes that different valuation methodologies were used to determine the estimated fair value of the assets and liabilities acquired and the purchase price for the membership interests of HNS. For purposes of the pro forma financial statements, management identified all tangible and intangible assets and all liabilities of HNS and, with the assistance of Duff & Phelps, an independent third-party appraiser, estimated the fair value of such acquired assets and liabilities in accordance with SFAS No. 141. In contrast, the purchase price for HNS was determined as a result of arm’s length negotiations between DIRECTV and SkyTerra, with a purchase price that was acceptable to each party. In determining an acceptable purchase price, SkyTerra and the Company considered, among other things, HNS’ historical operating results, the amount of debt on HNS’ balance sheet following the April 2005 acquisition, expected rates of return on our investment, the competitive nature of the network communications industry, as well as traditional cash flow valuation metrics.

27.

We refer to pro forma adjustment 10. The receipt of cash from the rights offering is not a factually supportable event. However, based upon your disclosure on page 42 that the Apollo Stockholders have agreed to purchase all of the shares not subscribed by other stockholders in the rights offering, up to

Mr. Larry Spirgel

January 10, 2006

the maximum amount of the Promissory Note, it would be appropriate to present the elimination of the $100 million Promissory Note through the issuance of common stock. Please revise.

Pro forma adjustment 10 has been revised such that the Promissory Note is eliminated through the issuance of common stock.

28.	We refer to the Apollo financing commitment. In note 10 on page 47 to the pro forma balance sheet, you state that you are assured to receive $100 million in the rights offering, which may be achieved by Apollo exercising their rights to purchase up to the maximum amount of the Promissory Note. However, on page 59, you state that the unconverted principal and interest obligations under the short-term debt financing will be repaid in cash immediately following the consummation of the rights offering. Please clarify what you mean by the statement on page 59 with respect to actual payment of cash to Apollo.

The disclosure throughout the Registration Statement, including in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications)” section, relating to the Apollo loan has been revised to reflect the terms of the definitive documentation relating to that loan. As noted in the response to comment 13, such documentation was executed after the date on which the Registration Statement was first filed.

Management’s Discussion and Analysis...of Operations of SkyTerra, page 48

Overview, page 48

29.	Please revise SkyTerra’s overview section to give a clearer picture as to the business models of each of its complementary companies, including ESP and AfriHUB. Expand your discussion of how these companies fit into SkyTerra’s business prior to your planned acquisition of Hughes Networks, the reasons for the significant decline in demand for ESP’s services, and how the operations of SkyTerra’s various subsidiaries have changed and will change after the completion of the acquisition of Hughes Networks and the spin-off.

The overview in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications)” section has been revised to give a clearer picture as to the business models of each of its complementary companies, including ESP and AfriHUB and as otherwise requested.

30.	Briefly clarify the significance of the ancillary terrestrial component and various FCC orders to SkyTerra and Mobile Satellite Ventures, including what products the companies hope to offer as a result of the licenses held by MSV.

Mr. Larry Spirgel

January 10, 2006

The significance of the ancillary terrestrial component and various FCC orders to SkyTerra and the MSV Joint Venture has been clarified in Amendment No. 1.

Management’s Discussion and Analysis...of Hughes Networks Systems, page 65

Overview, page 65

Customer equipment financing arrangements, page 68

31.	Disclose the identity of the financial institution that has arranged for Hughes Networks to borrow against future operating lease revenues.

The identities of the financial institutions that have arranged for HNS to borrow against future operating lease revenues have been disclosed in Amendment No. 1.

Other businesses, page 69

32.	Briefly describe and explain the operations conducted under the Mobile Satellite business and Carrier Networks business.

Brief descriptions of the operations conducted under the Mobile Satellite business and Carrier Networks business have been included in Amendment No. 1.

Key business metrics, page 69

Market Trends impacting HNS’ revenue, page 70

33.	Please revise to discuss the expectation of slower growth rates in service fees relative to global site growth rates, as the company discloses on page 98.

The “—Market trends impacting HNS’ revenue” section has been revised to discuss the expectation of slower growth rates in service fees relative to global site growth rates.

Contractual Obligations, page 86

34.	It does not appear that you have included interest payments on your long-term debt. Please revise the table to include your obligations to pay interest.

Interest payments on the Company’s long-term debt have been included in the contractual obligations table.

Mr. Larry Spirgel

January 10, 2006

Director and Executive Compensation, page 124

2005 Equity and Incentive Plan, page 126

35.	Your company indicates that it plans to make stock option and other stock-based compensation awards under its 2005 Equity and Incentive Plan at or shortly after the completion of the spin-off. Please tell us in response to this comment and discuss in Management’s Discussion and Analysis the number and terms of the company’s expected stock-based compensation grants. Also, tell us and discuss in Management’s Discussion and Analysis the amount of compensation expense the company expects to incur in connection with the option grants. If no expense will be recognized, please explain why.

Other than Company stock options issued to certain holders of SkyTerra stock options as described on page 126, the Company currently has no specific plan to issue stock options or other stock-based compensation awards under its 2006 Equity and Incentive Plan at or shortly after the completion of the spin-off. The issuance of the Company stock options to the holders of SkyTerra stock options is designed to equalize the value held by such holders prior to the distribution. Accordingly, the Company does not expect to record compensation expense as a result of issuing the Company stock options. The “Management’s Discussion and Analysis” section has been revised to include disclosure of the number of options expected to be issued to SkyTerra option holders.

36.	Please clarify whether your planned issuance of stock options to purchase your shares of common stock will be in addition to, or in lieu of, the outstanding stock options to purchase SkyTerra’s common stock.

Holders of options to purchase shares of SkyTerra common stock who receive options to purchase shares of the Company’s common stock will retain their options to purchase shares of SkyTerra common stock.

Certain Relationships and Related Party Transactions, page 132

37.	With a view towards further disclosure, please tell us what consideration you gave to disclosing certain relationships (as defined in Item 404(b) of Regulation S-K) between Hughes Networks and DirecTV that exist or have existed during the last fiscal year.

Disclosure regarding certain relationships (as defined in Item 404(b) of Regulation S-K) between HNS and DIRECTV that exist or have existed during the last fiscal year has been included in Amendment No. 1.

Mr. Larry Spirgel

January 10, 2006

Financial Statements

38.	It appears that you should include the financial statements of Hughes Communications, Inc., since this entity will succeed to the operations of SkyTerra. We note from the Form 8-K filed January 4, 2006, that Hughes Communications has entered into a separation and tax sharing agreement with SkyTerra. Revise to disclose in sufficient detail, all contingent liabilities and commitments associated with these agreements.

Although the Company will succeed to certain of the operations of SkyTerra as more fully described in the Registration Statement, the Company respectfully believes that, as it had no operations other that its ownership of SkyTerra’s discontinued internet services subsidiary, Rare Medium, Inc., which was transferred in advance of the separation, the inclusion of financial statements for the Company will not provide investors with any information which is not found in the financial statements of SkyTerra or in other parts of the document. The Company notes that all of the contingent liabilities and commitments associated with the separation and tax sharing agreements have been fully disclosed in “Certain Relationships and Related Party Transaction” on pages 132 to 134.

Condensed Consolidated Financial Statements of SkyTerra Communications, Inc.

Notes to Condensed Consolidated Financial Statements, page F-40

Note 5: Interest in Hughes Network Systems, page F-44

39.	We refer to the incentive plan adopted by HNS in July of 2005. Please tell us if any bonus units have been issued to date.

The Company confirms that all of the bonus units available for grant were issued to employees of HNS in July 2005.

Condensed Financial Statements of Hughes Network Systems

Notes to Condensed Consolidated Financial Statements, page F-40

Note 3: Basis of Presentation and Summary of Significant Accounting Policies, page F-59

40.	Please tell us whether you defer subscriber acquisition costs only to the extent of the related installation revenue.

The Company confirms that deferred subscriber acquisition costs never exceed the future associated revenues and, accordingly, subscriber acquisition costs are necessarily deferred only to the extent of the related revenue.

Mr. Larry Spirgel

January 10, 2006

Note 4: Basis of Presentation, page F-83

41.	You are required to reflect a reasonable allocation of the costs historically incurred by DTVG. Disclose whether the financial statements of Hughes Network Systems include all of your costs of doing business, including those incurred by DTVG on your behalf. You state that the predecessor financial information may not reflect the financial position, operating results and cash flow of the company had it been a separate stand-alone entity during the periods presented. Tell us how you have complied with SAB Topic 1B.

Additional disclosures have been added to Amendment No. 1 to clarify that the financial statements reflect all costs of doing business. The Company considers that it has complied with SAB Topic 1B by reviewing the costs allocated by DTVG to insure the allocation is reasonable and by evaluating the additional costs incurred by DTVG in support of HNS that were not allocated and reflecting such expenses in the financial statements.

42.	Further, please revise to disclose the allocation methods used for services provided by DTVG and the employee benefit program costs. Revise to include a statement regarding management’s assertion that the method used is reasonable, if true.

Additional disclosures have been added to Amendment No. 1 to describe the allocation methods used and to include a statement regarding management’s assertion that the method used was reasonable.

43.	Please tell us in your response letter how you complied with question 4 of SAB Topic 1B.

Interest was not charged on intercompany funding from DIRECTV and repayment of such amounts was not expected. DIRECTV did not incur any debt specifically attributable to the operations of HNS.

Alternate Page for Rights Offering Prospectus

General

44.	Since the Apollo stockholders agreed to exercise their subscription rights, including their over-subscription privilege, prior to the filing of the registration statement, it appears that the rights and shares issuable upon exercise of the rights have already been offered to the Apollo stockholders and Apollo has already agreed to purchase the shares underlying the rights. Assuming that you had an exemption from registration for the offer, it appears that the sale of the rights and shares underlying the rights to the Apollo stockholders should be completed privately. Please revise your disclosure to reflect that Apollo will not be receiving rights and shares under the registration statement.

Mr. Larry Spirgel

January 10, 2006

The issuance of the rights and the sale of the shares underlying the rights to the Apollo Stockholders will be completed privately. Accordingly, the Company is not registering the rights being issued, and the underlying shares of common stock being offered, to the Apollo Stockholders. The facing page of the Registration Statement, the “Explanatory Note” and certain of the alternate pages for the rights offering prospectus have been revised to clarify this.

Part II, Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

45.	Please consult the revisions to Item 512 of Regulation S-K effective December 1, 2005 and revise the undertakings section accordingly. Furthermore, please tell us in your response letter why you have included the Regulation S-K Item 512(b) undertaking for filings incorporating subsequent Exchange Act reports by reference. In addition, please explain why you include the undertakings required by Item 22(b) and (c) of Form S-4.

The “Undertakings” section of Part II of the Registration Statement has been revised to remove inapplicable undertakings and to otherwise comply with Item 512 of Regulation S-K as revised effective December 1, 2005.

*            *            *            *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Mr. Robert C. Lewis,
Hughes Communications, Inc.